January 14, 2016

Via Email

Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      National Steel Company
Form 20-F for the fiscal year ended December 31, 2014
Filed April 30, 2015
File No. 1-14732
Response to Staff Comment Letter dated December 15, 2015

Dear Mr. O’Brien:

Companhia Siderúrgica Nacional (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on December 15, 2015, concerning the Company’s annual report on Form 20-F filed on April 30, 2015 (the “2014 Form 20-F”).  This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 4 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2014 Form 20-F.

SEC Comment No. 1.

Note 2 – Summary of Significant Accounting Policies, page FS-8

2.n) Concessions, page FS-16

1)                  With reference to the specific terms of your material concession arrangements as well as the guidance set forth in IFRIC 12, please tell us why you account for your concessions as operating leases.

Companhia Siderúrgica Nacional

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Response to Comment No. 1.

We record our concession arrangements as operating leases because these arrangements provide for the use of a specific asset for an agreed upon period of time, as provided under IAS 17, but without any transfer of ownership of the assets to us upon termination of these arrangements or an option to purchase the assets at any time.

Below is a summary of the specific terms of our material concessions:

TECON: The Rio de Janeiro Port Authority (“Companhia Docas do Rio de Janeiro - CDRJ”) granted us the right to operate the container terminal in the Port of Sepetiba (“TECON”), which includes the leasing of: (i) three cradles of berthing containing rail line; (ii) a paved area in rolled concrete and; (iii) an additional area for logistical support within the Port of Sepetiba, for 25 years renewable for an additional 25 years period. Upon termination of the concession and lease contract, all rights and assets, including those resulting from our investments, will return to CDRJ. CDRJ will reimburse us the residual value of the assets.

TECAR: CDRJ granted us the right to operate the coal terminal in the Port of Sepetiba (“TECAR”), which includes the leasing of a 700,000 square meters area, for 25 years renewable for an additional 25 years period. Upon termination of the concession and lease contract, all rights and assets, including those resulting from our investments, will return to CDRJ. CDRJ will reimburse us the residual value of the assets.

FTL: we have been granted the right to operate the former Northeastern Railway System, or RFFSA, which includes the lease of related operating assets. The term of the concession agreement is 30 years renewable for an additional 30 year period. Upon termination of the concession and lease contract, all rights and assets, including those resulting from our investments, will return to RFFSA. RFFSA will reimburse us for the residual value of the assets.

TLSA and MRS: because these concessions are held by entities that are not consolidated in our financial statements, the concessions and its assets are only indirectly reflected in our financial statements through the equity method.

We recorded the payments made upon the signing of the above mentioned contracts as prepaid expenses in current and non-current assets which are charged to income in a straight line method for the duration of the concession.

Companhia Siderúrgica Nacional

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The assets of TECAR are integrated within our operating segments, being used for coal imports in our steel segment and export of iron ore in the seaborne market in our mining segment. Therefore, the assets of TECAR are an extension of the steel and mining business and not a cash-generating unit.

In addition, in our view, our concessions do not meet the requirements of IFRIC 12 because, as discussed below, the grantor effectively neither regulates or controls to whom we provide the service nor regulates or controls the prices charged to customers.

Under the TECAR concession and lease agreement we may provide logistical port services to third parties (i.e. not only for our internal use) in a volume of up to 5% of the total installed capacity, but without any restriction or obligation regarding specific third-parties or minimum volumes.

The concession and lease agreement for TECAR technically provides a maximum price that may be charged to customers. However, because the pricing table sets the price for a maximum of four days of stay for imports, and six days for exports and, as          a practical matter, for most operations the time of stay exceeds the four- and six- day limits, prices are effectively freely set by us. Furthermore, while technically the concession and lease agreement provides that prices for other services should be approved by CDRJ, in practice the approval is only a notice obligation as CDRJ always accepts the prices proposed by us.

The concession and lease agreements for FTL and TECON do not have any similar limitations and, as a result, we are free to set prices and decide to whom we provide services.

SEC Comment No. 2.

2.v) Financial instruments, page FS-18

•      Recognition and measurement, page FS-19

2)                  Please clarify the nature of the option you refer to in (ii) and your basis for this accounting.

Companhia Siderúrgica Nacional

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Response to Comment No. 2.

We do not currently have options transactions of any nature, although we mentioned accounting for options within our accounting policies. Accordingly, we propose to exclude this information from our accounting policies in future filings to avoid confusion.

SEC Comment No. 3.

Note 11 – Financial Instruments, page FS-43

II – Investments in financial instruments classified as available-for-sale and measured at fair value through OCI, page FS-44

Potential impairment of available-for-sale financial assets, page FS-44

3)                  We have the following comments regarding your accounting for your available for sale investment in Usiminas:

Your disclosure in Note 7.b on page FS-27 indicates that the R$(970,266) comprehensive income “refers to the mark-to-market of investment in Usiminas and Panatlantica.”  Please tell us the amount of the mark-to-market adjustment that relates to Usiminas;

With reference to paragraphs 67 through 69 of IAS 39, please reconcile the mark-to-market adjustment that relates to Usiminas to the R$205,000 reclassified to other operating expenses. This reconciliation should include the cost basis of both your common and preferred stock of Usiminas.  Please demonstrate that the amount of the loss reclassified from equity to profit or loss is the difference between the acquisition costs and current fair values, less any impairment losses that were previously recognized on these investments; and

Please reconcile the change in your Usiminas balance sheet amount of R2,380,355 as of December 31, 2013 to R$1,490,440 to the amount amounts reflected in profit and loss and equity.  We note your disclosure stating “Beginning this date, pursuant to a Company’s policy, gains and losses arising from the changes in the quoted prices of the shares are recognized in other comprehensive income.”  Please clarify the date you are referring to and what you are trying to convey with this statement.

Companhia Siderúrgica Nacional

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Response to Comment No. 3.

We have detailed below the amount of the mark-to-market adjustment that relates to Usiminas and Panatlântica mentioned in our disclosure in Note 7.b:

Investment	Amount of Mark-to-Market (in R$ thousands)
Usiminas shares	(970,915)
Panatlântica shares	(893)
Total assets available for sale	(971,808)
Other	1,542
Total	(970,266)

The mark-to-market adjustment related to Usiminas was initially recognized in other comprehensive income.  When the share price obtained on the São Paulo Stock Exchange at the end of each quarter is lower than the share price of the last impairment loss recognized (“trigger price”), such difference is reclassified under other operating expenses. The quarters in which prices were lower than the base price of the 2013 impairment are shown below:

Class of shares	Quantity	Share Price on São Paulo Stock Exchange
		Share Price of last impairment losses recognized in 2013	June 30, 2014	September 30, 2014	December 30, 2014
Common	71,390,300	7.65	6.92	6.64	-
Preferred	105,215,700	6.31	-	-	5.05
Total shares	176,606,000

The amounts of impairment losses recognized in 2014 were R$205.0 million, as follows:

Impairment losses recognized in each quarter of 2014 on: (in R$ thousands)	2nd Quarter 2014	3rd Quarter 2014	4th Quarter 2014	Total losses FY 2014
Common shares losses	(52,115)	(19,989)	-	(72,104)
Preferred shares losses	-	-	(132,896)	(132,896)
Total	(52,115)	(19,989)	(132,896)	(205,000)

Companhia Siderúrgica Nacional

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Usiminas balance reconciliation is presented as follows:

Class of shares	Quantity	As of December, 2013		As of December, 2014		FY 2014
		Share Price	Accounting balance R$ thousand	Share Price	Accounting balance R$ thousand	Share Price variation	MTM variation R$ thousand
Common	71,390,300	12.40	885,240	12.30	878,101	(0.10)	(7,139)
Preferred	105,215,700	14.21	1,495,115	5.05	531,339	(9.16)	(963,776)
Total shares	176,606,000		2,380,355		1,409,440[1]		(970,915)

____________________________

1 Please note that the accounting balance as of December, 2014 is R$1,409,440 rather than R$1,490,440 as stated in your comment letter.

The mark-to-market variations for the year ended December 31, 2014 were R$970.9 million and were initially recognized as other comprehensive income of which R$205.0 million were later reclassified to other operating expense as explained above. The remaining gross mark-to-market variation recognized in other comprehensive income for the year ended December 31, 2014 were R$765.9 million. These records, considered together with the Panatlântica mark-to-market, can be reconciled in our Statement of Comprehensive Income in Note 30 on page FS-88 as discussed above. Additionally, please refer to the reconciliation table below:

Type of shares	Quantity	Accounting balance in thousand of Reais R$'000						MTM variation
		after the recognition of last impairment losses in 2013 (a)	June 30, 2013	December 30, 2013	June 30, 2014	September 30, 2014	December 30, 2014 (b)	FY 2014	((b) - (a))
Common	71,390,300	540,529	546,136	885,240	494,021	474,032	878,101	-7,139	337,572
Preferred	105,215,700	663,911	781,753	1,495,115	797,535	670,224	531,339	-963,776	-132,572
Total		1,204,440	1,327,889	2,380,355	1,291,556	1,144,256	1,409,440	-970,915	205,000

Additionally, when we stated “Beginning this date, pursuant to a Company’s policy, gains and losses arising from the changes in the quoted prices of the shares are recognized in other comprehensive income.”, we were trying to convey that for every mark-to-market variation calculated at prices higher than the trigger price the difference will be recognized in other comprehensive income. On the other hand, when prices are lower than the trigger, a new impairment loss is recognized as other operating expenses reclassified from other comprehensive income; consequently, a new trigger price is determined.

Companhia Siderúrgica Nacional

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We propose to clarify our policy as explained above in future filings to improve our disclosure.

SEC Comment No. 4.

Engineering Comments

Mineral Reserves, page 43

4)                  We note your disclosure of the 2014 reserve audit prepared by Snowden do Brasil Consultoria Ltda for both the Casa de Pedra and Engenho mines.

Please forward a copy of this report as supplemental information and not as part of your filing, as required by Industry Guide 7(c).

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF-files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

Response to Comment No. 4.

On January 5, 2016 we mailed to the Staff’s engineer under separate cover a CD containing the 2014 reserve audit prepared by Snowden do Brasil Consultoria Ltda for both the Casa de Pedra and Engenho mines as an Adobe PDF file, along with contact information for any technical questions about our reserves.

We hereby acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Companhia Siderúrgica Nacional

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrew Jánszky at +55-11-3927-7701, Felipe Camara at +55-11-3927-7716 or Maria Beatriz Martinez Alves at +55-11-3049-7537.

Sincerely,

/s/ Gustavo Henrique Santos de Sousa
Companhia Siderúrgica Nacional
By: Gustavo Henrique Santos de Sousa
Title: Principal Financial Officer

Companhia Siderúrgica Nacional

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